NEWS RELEASE	TSX Venture Exchange Trading Symbol: BZA

AMERICAN BONANZA PROJECT DEVELOPMENT AND DRILL RESULTS AT
COPPERSTONE

October 6, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA) (“Bonanza”) announces that at the 100% owned high-grade Copperstone gold project significant underground and surface drilling work continues with 17,000 metres of a 40,000 metre drilling program completed to date; 97 drill holes have been completed. The program is designed to convert resources into measured resources or reserves in the D and C zones while testing additional exploration targets down dip and along strike. On a parallel path, Bonanza has initiated both metallurgical and environmental baseline programs to support the pre-feasibility study planned for next year, and permitting of the project in the future.

Pre-feasibility and Environmental Baseline

Copperstone was successfully operated as an open pit mine by Cyprus Minerals between 1987 and 1992 producing approximately 500,000 ounces of gold, as previously announced. Gold recoveries utilizing whole ore cyanidization consistently exceeded 90 percent. Following completion of the current Copperstone drilling program, Bonanza intends to commission a pre-feasibility study with an economic analysis scheduled for the first half of 2005.

Positive existing attributes for future mine development at Copperstone consist of: fully developed power and water services, surface and underground access, an oxide deposit minimizing environmental risk, a clean environmental record from previous mine operations and a pre-disturbed land footprint.

Bonanza has retained certain specialized firms to assist it with collecting environmental, geotechnical, hydrological and metallurgical baseline data including: Golder Associates Inc. to review geotechnical data; Water Management Consultants to assess hydrological characteristics and The Mine’s Group to provide input with overall project permitting of the Copperstone site. “We have assembled an outstanding team of professionals to assist us with moving Copperstone closer to a production reality; all of these firms come with best in class qualifications in their respective fields, complemented with Arizona State specific expertise” remarked Bonanza’s Vice President of Operations, Joe Kircher.

Bonanza has also begun drilling dedicated metallurgical core holes to provide information for process flowsheet optimization, environmental design and specific gravities for mineralized material.

D-Zone Underground Core Drilling

Underground core drilling continues at the D-Zone. Objectives of the program are conversion of known indicated and inferred resources into measured resources and reserves, and mine planning. A total of 42 holes have been drilled with a combined length of 4,318 metres. Approximately 3,000 metres in 34 planned holes remain to be drilled in the program, which is about 60% complete and has a budget for the entire program of approximately US$1 million.

The most significant intercepts in the new assay results include a 22 metre zone grading 9.3 g/t gold, including 1.1 metres grading 39.1 g/t gold in drill hole number DU4-39, a 3.0 metre zone grading 21.4 g/t gold in drill hole number DU4-40, and a 10.1 metre zone grading 13.5 g/t gold, including 2.1 metres grading 34.7 g/t gold in drill hole number DU4-41. DU4-39 was drilled for geotechnical and metallurgical purposes.

As previously reported, these D-Zone drill intercepts are oblique to the mineralized Copperstone fault; true thicknesses of the D-Zone range up to 7 metres thick. The following table is a summary of assay results for this group of underground holes from the D-Zone drilling program; all drill fans were drilled to the East and Northeast into the Copperstone Fault zone on approximately fifty-foot centres:

Hole ID	From – To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
DU4-38	no significant mineralization
DU4-39	64.6-74	2.9	21.5	0.63	pending
and	89-92	0.9	4.6	0.13	pending
and	119-191.2	22.0	9.3	0.27	pending
including	131.5-135.1	1.1	39.1	1.14	pending
including	149-156	2.1	17.3	0.5	pending
including	158.6-164	1.6	26.6	0.78	pending
DU4-40	84-98	4.3	12.4	0.36	0.3
and	114-124	3.0	21.4	0.62	0.5
DU4-41	109.3-114	1.4	11.0	0.32	0.3
and	356-361.8	1.8	17.3	0.51	0.3
and	375.9-409.2	10.1	13.5	0.39	0.3
including	379-386	2.1	34.7	1.01	1.1
including	401.6-409.2	2.3	17.6	0.51	TR
DU4-42	809-814	1.5	2.0	0.06	TR

Highwall Core Drilling Program

The High Wall drilling program is immediately to the north of the open pit, to the Southeast of the C-Zone and the D-Zone. Objectives of the program are confirmation of known indicated and inferred resources, conversion of those resources to measured resources and reserves, and expansion of the resource base north of the open pit. The program is approximately 33% complete with 33 drill holes drilled with a combined length of 8,800 metres.

The target of this drilling is high-grade gold mineralization known to exist in the base of the high wall of the open pit and extending to the north along strike of the Copperstone Fault.

Notable new results include 4.1 metres grading 14.9 g/t gold in drill hole number H4-16 and 5.8 metres grading 9.7 g/t gold in drill hole number H4-26. The table below shows the new assay results from the Highwall core drilling program:

Hole ID	From - To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
H4-16	835-848.5	4.1	14.9	0.44	0.4
H4-17	no significant mineralization
H4-21	704-708	1.2	9.9	0.29	0.4
H4-22	699-703	1.2	7.3	0.21	TR
and	948-952	1.2	13.2	0.39	TR
H4-23	470-475	1.5	9.3	0.27	TR
H4-24	728-732	1.2	1.8	0.05	TR
H4-25	760-768	2.4	3.8	0.11	1.6
and	772-776	1.2	0.4	0.01	2.4
H4-26	620.5-623.5	0.9	6.4	0.19	TR
and	645-664	5.8	9.7	0.28	0.8
including	649-652	0.9	21.9	0.64	2.2
H4-27	485-505	6.1	0.5	0.02	2.0
and	655-660	1.5	3.5	0.1	TR
H4-28	assays pending
H4-29	681-684	0.9	12.8	0.37	TR
and	687-689.5	0.8	3.5	0.10	0.6
H4-30	700-704	1.2	4.7	0.14	TR
and	788-792	1.2	5.4	0.16	TR
and	910-912	0.6	3.3	0.10	2.8
H4-31	744-748	1.2	11.8	0.35	TR
and	877-881	1.2	9.0	0.26	TR
and	905-910	1.5	8.4	0.24	TR
H4-32	956-960	1.2	0.9	0.03	TR
H4-33	no significant mineralization
H4-34	no significant mineralization

These intervals are drilled nearly perpendicular to the targeted structure; these intervals are all near true thickness intervals. This drilling will continue throughout the year and will move toward the B zone, the C zone and D zone as drilling progresses, and will approach 30,000 metres in about 100 drill holes at a total cost of US$4 million by completion of the program.

Footwall Core Drilling Program

The Footwall target is an exploration target located about 400 feet (122 metres) below the main Copperstone Fault in the central part of the open-pit. The fault hosting the Footwall mineralization appears roughly parallel to the Copperstone Fault. The objective of this drilling program is to expand the Copperstone resource by exploring for new gold zones not included in any current resource estimates. A total of 22 holes have been drilled, with a combined length of 4,140 metres; total budgeted costs for the entire drilling program are about USD$400,000. Further drilling will be based on the findings of this drilling.

As previously announced, a visibly altered fault was encountered by most of the previous drill holes, and most of the drill holes contained low to high grade gold mineralization. The best intercept from this drilling was encountered in drill hole CRD-03-10, a 1.5 metre (true thickness) intercept grading 47 g/t gold.

Notable new results include F4-8 which contains 3 metres grading 5.9 g/t gold. The table below shows the new assay results from the Footwall core drilling program:

Hole ID	From - To (ft)	Intercept (m)	Gold (g/t)	Gold (opt)	Copper (%)
F4-5	601-602	0.3	7.6	0.22	0.9
F4-6	649-667	5.5	2.4	0.07	1.1
including	653-655	0.6	9.5	0.28	4.9
F4-7	535-540	1.5	4.5	0.13	TR
F4-8	379-382	0.9	8.0	0.23	TR
and	545-555	3.0	5.9	0.17	0.4
F4-9	assays pending

Current work on the Footwall target will focus on completing the three dimensional model for further analysis prior to follow-up drilling.

DETAILED INFORMATION

The Copperstone gold mineralization occurs within a package of sedimentary and volcanic rocks, in northwest striking, moderate to shallow dipping fault zones, principally the Copperstone Fault. Intensely sheared, altered and replaced rock characterizes the Copperstone Fault in the vicinity of the D-Zone. Alteration consisting of intense hematite and magnetite replacement, chloritization and silicification has been observed in the Copperstone Fault underground and is consistent with alteration visible in previous drilling and the current drilling from surface.

Gold mineralization is restricted to these fault zones, with little to no gold mineralization present in the wallrocks. Future exploration and development efforts will target these mineralized faults to follow up along strike and dip from the current results and previously drilled mineralization.

Drilling services are being provided by international drilling contractors: Layne Christensen Company of Chandler, Arizona, Ruen Drilling Inc. of Clark Fork, Idaho and Diversified Drilling LLC of Missoula, Montana. The drilling and assaying are conducted under the supervision of Gregory French, CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101.

The surface program core is HQ size, equaling 2.625 inches in diameter and the underground core is NQ size, equaling 2 inches in diameter. The core samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza’s facilities are secure, inside the fenced compound. The core is transported to Bonanza’s core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples.

Assay sample sizes average 7.8 pounds for the surface drilling, assay sample sizes average 6.4 pounds for the underground drilling. The core samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to –10 mesh, pulverized to –150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. A total of 1,904 core samples and 1,297 reverse circulation samples from surface and 781 core samples from the underground drilling were assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. An additional 118 standards were inserted for assay for the drill holes announced here.

Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check labs.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:

Catherine Tanaka, Investor Relations (604) 688-7523
American Bonanza Gold Mining Corp., Suite 1606-675 W. Hastings St., Vancouver, BC V6B 1N2